UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Entergy Corp.
File No.  70-9049

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), Entergy Corporation ("Entergy"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transactions for investment in Exempt Wholesale Generators and Foreign Utility Companies (together "Projects"). See HCAR 35-27184, June 13, 2000, File No. 70-9049 ("Order").

For the second quarter ended June 30, 2000, the following information is reported pursuant to the Order.

1) A computation in accordance with Rule 53(a), as modified by the Order, of Entergy's aggregate investment in
   Projects:

   As of June 30, 2000, Entergy's aggregate investment in
   Projects was approximately $1.047 billion, or 36.6% of Entergy's consolidated retained earnings of approximately
   $2.859 billion.


2) Entergy's aggregate investment in Projects as a percentage of the following:

                                     As of June 30, 2000

    Total capitalization                    5.8%
    Net utility plant                       5.8%
    Total consolidated assets               3.8%
    Market value of common equity          15.3%
      and retained earnings


3) Consolidated capitalization ratios of Entergy as of the end of June 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of the Projects:

                                   In Thousands        %
    Common shareholders' equity     $6,938,437       43.6
    Preferred stock                    620,611        3.9
    Long-term and short-term debt    8,361,766       52.5
                                   -----------      -----
                                   $15,920,814      100.0
                                   ===========      =====

4) At June 30, 2000, Entergy's common stock market-to-book ratio was 88%.


The information concerning growth in retained earnings, net income and revenues of Entergy's Projects contained in paragraphs 5 and 6 is submitted pursuant to a request for confidential treatment under rule 104(b) of PUHCA.



In witness whereof, the undersigned company has caused this certificate to be executed on this 28th day of August 2000.

ENTERGY CORPORATION


By:  /s/ Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer